Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

 LABOPHARM’S TWICE-DAILY TRAMADOL-ACETAMINOPHEN APPROVED IN EUROPE

– National Marketing Authorizations Expected in Due Course/Marketing Partner Grünenthal Preparing to Launch in Multiple European Markets Late Next Year –

LAVAL, Québec ( October 13, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced its twice-daily tramadol-acetaminophen has received a positive opinion under the European Union Decentralized Procedure in eight countries ( Czech Republic, Iceland, Ireland, Poland, Portugal, Slovakia, Slovenia and Spain) .   Marketing Authorization will be granted in each country subject to the approval of translations of the Summary of Product Characteristics (SPC) and other labeling documents .

“European approval of our twice-daily tramadol-acetaminophen positions us for commercialization of our third product and we are working with our marketing partner, Grünenthal, towards launch in multiple European markets late next year,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Standard unit sales of tramadol-acetaminophen products (currently available only in immediate-release formulations) in these eight countries account for more than 25% of sales of all tramadol-acetaminophen products Europe-wide[1] .  In addition, standard unit sales of tramadol-acetaminophen in these countries (excluding Iceland, for which data are unavailable) have grown at a compounded annual rate of 29% for the last three 12-month periods ending June 30, making tramadol-acetaminophen combination products the fastest growing segment of the overall tramadol product market.

In October 2009, Labopharm established a licensing and distribution agreement with Grünenthal GMbH under which it granted Grünenthal the exclusive right to market and sell its twice-daily tramadol-acetaminophen in a number European countries, including the countries in which the product has been approved for sale (except Iceland). The Company is continuing to pursue partnership opportunities for other jurisdictions around the world.

About the Decentralized Procedure (DCP)

[1] 12-month period ending June 30, 2010.

The Decentralized Procedure (DCP) provides an efficient mechanism by which applicants can seek regulatory approval for a pharmaceutical product in multiple jurisdictions in the European Union (EU) simultaneously and is applicable in situations where marketing authorization does not yet exist in any of the EU Member States.  Under the DCP, identical dossiers are submitted in all Member States where marketing authorization is sought. A Reference Member State (RMS), selected by the applicant, prepares a draft assessment, which it provides to the Concerned Member States (CMS).  The CMS either confirm agreement with the assessment or disagree with the assessment, which results in arbitration procedures.  Following successful completion of the DCP, the RMS and CMS each provide national marketing authorization, which permits marketing and sale in that jurisdiction.

About Labopharm’s Twice-Daily Tramadol-Acetaminophen

Tramadol-acetaminophen products leverage the unique but complementary modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid (tramadol) and the rapid pain relief of acetaminophen. Tramadol-acetaminophen combination products were first launched in 2001 in the United States and in 2003 in other major markets around the world.

Labopharm’s unique formulation of tramadol-acetaminophen is based on its CONTRAMID® controlled-release technology, which provides patients with both rapid pain relief and analgesic strength in a sustained-relief analgesic.  The Company’s twice-daily formulation of tramadol-acetaminophen is designed to provide improved patient benefit by controlling the release of the two active ingredients simultaneously, thereby providing both immediate and sustained relief of acute pain.

About the Grünenthal Group

Grünenthal is passionate about globally being the preferred partner in pain management for patients, health care professionals, and payors. The corporation drives innovation to achieve global market leadership in the treatment of moderate to severe pain – directly and with partners. Grünenthal is an independent, family-owned German corporation with companies in 35 countries all over the world. Founded in 1946, the corporation employs about 2,000 people in Germany and approx. 4,900 worldwide. In 2009, Grunenthal achieved revenues of about 881 million Euros. More information: www.grunenthal.com.

About Labopharm Inc.

Headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults is now available in the U.S. and is under regulatory review in Canada.  Labopharm’s third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, including statements concerning the granting of marketing authorizations and launch of the Company’s twice-daily tramadol-

acetaminophen product in certain European countries, statements concerning the commercial potential of the Company’s twice-daily tramadol-acetaminophen product in Europe, and statements concerning the partnering of the Company’s twice-daily tramadol-acetaminophen product elsewhere around the world, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com